
07005390


SEC MAIL PROCESSING
RECEIVED
MAR - 2007
151

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44243

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/06** (MM/DD/YY) AND ENDING **12/31//06** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Waterstone Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Park Boulevard, Suite 800
(No. and Street)

Itasca	**Illinois**	**60143-2645**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen F. Anderson — **630-250-7000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

OATH OR AFFIRMATION

I, Stephen F. Anderson, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Waterstone Financial Group, Inc. (the "Company") for the year ended December 31, 2006, are true and correct. I further swear that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

2/23/07
Date

PRESIDENT & CEO
Title

Subscribed and sworn to before me this 23 day of February, 2007.

Notary Public


"OFFICIAL SEAL"
DOUG STEPANSKY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7/5/2009

WATERSTONE FINANCIAL GROUP, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Waterstone Financial Group, Inc.:

We have audited the following financial statements of Waterstone Financial Group, Inc. (the "Company") as of and for the year ended December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Waterstone Financial Group, Inc. as of December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2007

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 6,087,543
CERTIFICATES OF DEPOSIT	210,000
COMMISSIONS RECEIVABLE—Net	3,075,294
NOTES RECEIVABLE	55,000
PROPERTY—Net	389,989
GOODWILL	8,149,685
INTANGIBLE ASSET—Customer relationships less accumulated amortization of $288,549	1,635,117
INTANGIBLE ASSETS—Other less accumulated amortization of $231,309	155,235
OTHER ASSETS	672,097
TOTAL	$ 20,429,960

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 3,241,603
Accounts payable	781,685
Accrued liabilities	1,437,835
Deferred tax liability	1,073,767
Other liabilities	81,300
Total liabilities	6,616,190
COMMITMENTS AND CONTINGENCIES (NOTE 13)	
STOCKHOLDER'S EQUITY:	
Common stock—$1 par value; 100,000 shares authorized; 3,217 issued and outstanding	3,217
Additional paid-in capital	10,260,715
Retained earnings	3,549,838
Total stockholder's equity	13,813,770
TOTAL	$ 20,429,960

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

REVENUE:	
Commissions and fees:	
Variable products	$ 26,150,143
Mutual funds	20,657,111
Advisory fees	7,019,796
Introducing broker	2,044,228
Direct participation	1,916,208
Other commissions	1,861,477
Total commissions and fees	59,648,963
Interest and investment income	755,780
Other revenue	2,209,954
Total revenue	62,614,697
OPERATING EXPENSES:	
Commissions and advisory fees	53,555,583
Employee compensation and benefits	4,852,206
General and administrative	887,428
Marketing expenses	671,269
Professional services	647,161
Depreciation and amortization	331,261
Rent and other facility expenses	239,634
Interest	143,497
Total operating expenses	61,328,039
INCOME BEFORE PROVISION FOR INCOME TAXES	1,286,658
PROVISION FOR INCOME TAXES	521,299
NET INCOME	$ 765,359

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCES—January 1, 2006	3,217	$ 3,217	$ 10,273,955	$ 2,784,479	$ 13,061,651
Purchase accounting adjustment (Note 4)	-	-	(13,240)	-	(13,240)
Net income	-	-	-	765,359	765,359
BALANCES—December 31, 2006	3,217	$ 3,217	$ 10,260,715	$ 3,549,838	$ 13,813,770

See notes to financial statements.

WATERSTONE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 765,359
Adjustments to reconcile net income to net cash flows provided by operating activities:	
Depreciation and amortization	331,261
Deferred income taxes	9,667
Changes in assets and liabilities:	
Commissions receivable—net	(772,293)
Other assets	54,276
Commissions payable	452,276
Accounts payable	87,429
Accrued liabilities	(84,420)
Other liabilities	22,004
Net cash flows provided by operating activities	865,559
CASH FLOWS FROM INVESTING ACTIVITIES:	
Notes receivable	(40,000)
Proceeds from notes receivable	200,000
Purchase of property	(264,539)
Net cash flows used in investing activities	(104,539)
NET INCREASE IN CASH AND CASH EQUIVALENTS	761,020
CASH AND CASH EQUIVALENTS—Beginning of year	5,326,523
CASH AND CASH EQUIVALENTS—End of year	$ 6,087,543
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
CASH PAID FOR INCOME TAXES	$ 490,547

See notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Waterstone Financial Group, Inc. (the "Company"), an Illinois corporation, was incorporated on January 24, 1979. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers (the "NASD"). The Company is licensed to do business in most states in the United States of America. The Company engages in the brokerage of mutual funds, life insurance, annuities, stocks and bonds.

The Company is a wholly owned subsidiary of Pacific Select Group LLC ("PSG"), a Delaware limited liability company. PSG is a wholly owned subsidiary of Pacific Life Insurance Company ("Pacific Life"). Prior to January 1, 2006, the Company was a wholly owned subsidiary of Pacific Select Distributors, Inc. ("PSD"). Effective January 1, 2006, Pacific Life formed PSG and contributed all entities and business activities relating to the ownership of PSD's subsidiaries to PSG. As a result, the Company became a wholly owned subsidiary of PSG.

In March 2003, PSD became the majority owner of the Company and in July 2005, PSD became the 100% owner of the Company (Note 4).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Commissions Receivable and Commissions Payable—Commissions receivable represent commissions due to the Company from the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives in connection with the sale of financial products.

Property—Property consists of furniture and equipment, computer equipment, and leasehold improvements. Property is carried at cost and depreciated using the straight-line method over the following estimated useful lives:

	Years
Furniture and equipment	5-7
Computer equipment	3-5
Leasehold improvements	5-10

In the event that facts and circumstances indicate that property may be impaired, an evaluation of recoverability would be performed. Maintenance and repairs are charged to operations.

Securities Transactions—Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Direct Mutual Fund and Insurance Contracts—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in commissions and fees revenue and commissions and advisory fees expense in the financial statements.

Income Taxes—Deferred income taxes are provided on elements of income that are recognized for financial accounting purposes in periods different from the period such items are recognized for income tax purposes. The principal element of deferred income taxes relates to differing accounting and tax treatment for the amortization of goodwill.

Goodwill—Goodwill represents the excess of the purchase price paid over the fair value of the Company's net assets acquired by PSD (Note 4). Goodwill is tested for impairment annually or more frequently if impairment indicators arise. Goodwill as of December 31, 2006, was not considered impaired.

Intangible Assets—Intangible assets include the value assigned to customer relationships of independent representatives of the Company that were recorded upon the acquisition of the Company by PSD. The customer relationships are being amortized over 10 years on a straight-line basis.

Intangible assets also include general agency sales agreements with various major insurance companies, and transition costs to be paid for certain registered representatives who contracted with the Company during 2006. The general sales agreements are being amortized over 5 years on a straight-line basis, while the transition costs are being expensed over the life of the agreement of 4 years on a straight-line basis.

All amortization expense is included in depreciation and amortization on the statement of income. The Company reviews the intangibles on an annual basis in relation to the remaining life as well as indicators of impairment. As of December 31, 2006, no adjustments for impairment were deemed necessary.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NEW ACCOUNTING PRONOUNCEMENTS

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 154, *Accounting Changes and Error Corrections*. This statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle as well as changes required by a new accounting pronouncement. SFAS No. 154 eliminates the requirement

in Accounting Principles Board No. 20, *Accounting Changes*, to include the cumulative effect of changes in accounting principle in the statement of operations in the period of change. Instead, this statement requires retrospective application of changes in accounting principle to prior periods' financial statements. Adoption has not impacted the Company's financial statements.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. This statement is effective beginning January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement provides an option under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This fair value option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. The statement is effective at the beginning of an entity's first fiscal year that begins after November 15, 2007 or January 1, 2008 for the Company. The Company is currently evaluating the impact this guidance will have on its financial condition, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that is greater than 50 percent chance of being realized upon ultimate settlement. FIN 48 is effective for the Company beginning January 1, 2007. The adoption of FIN 48 is not expected to have a material impact on the Company's financial statements.

4. ACQUISITION BY PSD

On October 17, 2002, PSD purchased 1,000 shares of the Company's common stock for $3,500,000. On March 7, 2003, PSD purchased an additional 1,000 shares of the Company's common stock for $750,000 and became the majority owner of the Company. During 2005, under provisions of PSD's Stock Purchase Agreement, PSD exercised its option to acquire all remaining outstanding shares and on July 1, 2005, PSD purchased the remaining 1,217 shares of common stock for $3,352,835, plus an additional amount of $3,040,665 paid in April 2006, relating to the Company's performance. Upon this acquisition of 100% of the Company, PSD pushed down the purchase price to the Company based upon its allocation to the fair value of assets and liabilities acquired. The net effect of the pushdown accounting resulted in an increase in additional paid-in capital of $5,861,853. As a result of the purchase accounting adjustments, the Company recorded an intangible asset of $1,923,666 representing the value of customer relationships with its independent representatives, deferred taxes of $764,561 and goodwill of $8,149,685. The Company recorded the purchase price adjustments based upon information available as of December 31, 2005. As additional information became available, purchase accounting was completed and adjustments were made as of June 30, 2006. Goodwill and additional paid-in capital were reduced by $13,240. Additionally, deferred tax liability and goodwill were increased by $55,168 to reflect final purchase accounting.

5. PROPERTY

Property is comprised of the following at December 31, 2006:

Furniture and equipment	$ 560,295
Computer equipment	307,855
Leasehold improvements	70,219
Total	938,369
Less accumulated depreciation	(548,380)
Property—net	$ 389,989

6. INTANGIBLE ASSETS

Amortized intangible assets are comprised of the following at December 31, 2006:

	Gross Carrying Amount	Accumulated Amortization
Customer relationships	$ 1,923,666	$ (288,549)
Transition costs	236,544	(81,309)
General agency sales agreements	150,000	(150,000)
Total	$ 2,310,210	$ (519,858)

Aggregate Amortization Expense:	
For year ended 12/31/06:	$ 254,002
Estimated Amortization Expense:	
For year ended 12/31/07:	251,502
For year ended 12/31/08:	251,502
For year ended 12/31/09:	229,329
For year ended 12/31/10:	192,366
For year ended 12/31/11:	192,366

7. PROFIT-SHARING PLAN

The Company sponsors a profit-sharing plan covering substantially all employees. Contributions are determined annually at the discretion of management. There was no contribution for the year ended December 31, 2006. As part of the plan, effective June 1, 2006, the Company makes 401(k) matching contributions equal to 25% of the employee contributions. Employee contributions over 6% of annual compensation are not matched. The matching contributions totaled $30,437 for the year ended December 31, 2006.

8. INVESTMENTS IN CERTIFICATES OF DEPOSIT

The Company has investments in short-term certificates of deposit totaling $210,000 at December 31, 2006. The certificates of deposit are carried at cost, which approximates fair value. The certificates of deposit bear interest at market rates.

9. IRREVOCABLE STANDBY LETTER OF CREDIT

The Company has a $25,000 irrevocable standby letter of credit with US Bank for the benefit of its landlord which is being held as a rent security deposit. As of December 31, 2006, the Company's landlord had not drawn funds against this letter of credit.

10. INCOME TAXES

As of December 31, 2006, the Company had a deferred tax liability of $1,073,767. The deferred tax liability includes $423,890, relating to goodwill and depreciation which is amortized for tax, but not for financial statement purposes and a deferred tax liability of $649,877 relating to intangible assets which are amortized for book purposes but not for tax.

The components of the provision for income taxes for the year ended December 31, 2006, are as follows:

Current:		
Federal	$	417,662
State		93,970
Total current		511,632
Deferred:		
Federal		7,014
State		2,653
Total deferred		9,667
Total provision for income taxes	$	521,299

A reconciliation of income taxes at the federal statutory rate to the provision for income taxes for the year ended December 31, 2006, is as follows:

Federal statutory rate	$	450,331	35.00 %
State income taxes—net of federal income tax benefit		61,036	4.74
Other		9,932	0.77
Total provision for income taxes and effective tax rate	$	521,299	40.51 %

11. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net regulatory capital of $2,690,025, which was $2,320,530 in excess of its required net capital of $369,495. At December 31, 2006, the Company's ratio of aggregate indebtedness to net capital was 2.06 to 1.

The Company has entered into written agreements with its two clearing firms which require the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, the assets of the Company held at the clearing firms are treated as allowable assets for purposes of the Company's net capital computation.

12. RELATED-PARTY TRANSACTIONS

In the ordinary course of business, the Company has transactions with Pacific Life. The most significant amount is related to commission revenue from Pacific Life of $4,895,985 for the year ended December 31, 2006.

The Company has two non-interest-bearing notes receivable due from registered representatives totaling $55,000. The Company also has $44,285 in other receivables due from registered representatives which is included in other assets on the statement of financial condition.

13. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance-Sheet Credit Risk—As a securities broker, the Company is engaged in buying and selling securities for a diverse group of customers including financial institutions. The Company introduces these customer transactions for clearance through independent clearing brokers on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Company's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

The Company has provided a guarantee to their clearing brokers. Agreements between the Company and its clearing brokers provide that the Company is obligated to assume any exposure related to such nonperformance by the Company's customers. The Company monitors its customer activity by reviewing information it receives from its clearing brokers on a daily basis and seeks to control the aforementioned risks by requiring the registered representative to compensate the Company for nonperformance by the customer.

Legal Matters—In the normal course of operations, various legal actions are brought and are pending against the Company. Any liability with regards to these actions has been included in accrued liabilities as of December 31, 2006. In the opinion of the Company's management, based on the advice received from counsel, these matters are expected to be resolved with no material adverse effect on the Company's financial condition or results of operations.

Operating Leases—In November 2002, the Company entered into a lease agreement for office space in Itasca, Illinois effective December 1, 2002 to October 31, 2012. The following are future minimum lease obligations on the Company's office leases:

Year Ending December 31	Amount
2007	$ 359,157
2008	367,510
2009	375,863
2010	384,215
2011	392,568
Thereafter	1,868,872
Total	$ 3,748,185

Rent expense was $329,917 for the year ended December 31, 2006. In addition, the Company received $112,499 in sublease rent income from various tenants, most of which were on month-to-month lease agreements.

* * * * * *

SUPPLEMENTAL SCHEDULES

WATERSTONE FINANCIAL GROUP, INC.

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2006

STOCKHOLDER'S EQUITY	$	13,813,770
DEDUCT NONALLOWABLE ASSETS:		
Commissions receivable-net		66,622
Notes receivable		55,000
Property-net		389,989
Goodwill		8,149,685
Intangible asset-customer relationships		1,635,117
Intangible assets-other		155,235
Other assets		672,097
Total nonallowable assets		11,123,745
NET CAPITAL	$	2,690,025
AMOUNTS INCLUDED IN TOTAL LIABILITIES WHICH REPRESENT AGGREGATE INDEBTEDNESS:		
Commissions payable	$	3,241,603
Accounts payable, accrued liabilities, and other liabilities		2,300,820
Total aggregate indebtedness	$	5,542,423
CAPITAL REQUIREMENT:		
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)	$	369,495
Net capital in excess of requirement		2,320,530
NET CAPITAL	$	2,690,025
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.06 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART IIA FROM X-17A-5 AS OF DECEMBER 31, 2006):		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report filed on January 24, 2007	$	2,731,566
Adjustment to accrued liabilities and other liabilities		(41,541)
NET CAPITAL PER ABOVE	$	2,690,025

WATERSTONE FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 YEAR ENDED DECEMBER 31, 2006

The Company claims exemption from Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 26, 2007

Waterstone Financial Group, Inc.
500 Park Boulevard, Suite 800
Itasca, IL 60143

Dear Sirs:

In planning and performing our audit of the financial statements of Waterstone Financial Group, Inc. (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 26, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness [or aggregate debits] and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END